Exhibit 99.3
17 November 2008
James Hardie Industries N.V.
Results for the 2nd Quarter and Half Year Ended 30 September 2008

	Three Months and First Half Year Ended 30 September
					%					%
US GAAP - US$ Millions	Q2 FY09		Q2 FY08		Change	HY FY 2009		HY FY 2008		Change
Net Sales
USA and Europe Fibre Cement		$263.0		$314.0	(16)		$544.7		$667.2	(18)
Asia Pacific Fibre Cement		78.9		76.1	4		162.2		147.3	10

Total Net Sales		$341.9		$390.1	(12)		$706.9		$814.5	(13)
Cost of goods sold		(228.7)		(251.3)	9		(469.7)		(508.8)	8

Gross profit		113.2		138.8	(18)		237.2		305.7	(22)
Selling, general and administrative expenses		(54.7)		(58.1)	6		(108.0)		(113.6)	5
Research & development expenses		(7.1)		(7.1)	—		(14.4)		(13.4)	(7)
Asbestos adjustments		140.8		(28.9)	—		100.3		(59.0)	—

EBIT		192.2		44.7	—		215.1		119.7	80
Net interest income (expense)		0.3		2.0	(85)		(0.8)		2.5	—

Operating profit before income taxes		192.5		46.7	—		214.3		122.2	75
Income tax expense		(39.0)		(27.6)	(41)		(59.4)		(64.0)	7

Net operating profit		$153.5		$19.1	—		$154.9		$58.2	—

Earnings per share — diluted (US cents)		35.5		4.1	—		35.8		12.4	—
Volume (mmsf)
USA and Europe Fibre Cement		429.9		520.1	(17)		898.4		1,104.6	(19)
Asia Pacific Fibre Cement		102.0		104.5	(2)		203.9		202.5	1

Average net sales price per unit (per mmsf)
USA and Europe Fibre Cement	US$	612	US$	604	1	US$	606	US$	604	—
Asia Pacific Fibre Cement	A$	869	A$	859	1	A$	868	A$	866	—
In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 12. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent or derived from certain GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”; and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos and ASIC expenses” and “Effective tax rate excluding asbestos and tax adjustments” and EBITDA). Unless otherwise stated, results and comparisons are of the 2nd quarter and 1st half of the current fiscal year versus the 2nd quarter and 1st half of the prior fiscal year.

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY09	1

Total Net Sales
Total net sales for the quarter decreased 12% compared to the same quarter of the previous year, from US$390.1 million to US$341.9 million. For the half year, total net sales decreased 13% from US$814.5 million to US$706.9 million.
Net sales from USA and Europe Fibre Cement for the quarter decreased 16% from US$314.0 million to US$263.0 million due to a reduction in sales volume, partially offset by a higher average net sales price. For the half year, net sales from USA and Europe Fibre Cement decreased 18% from US$667.2 million to US$544.7 million due to decreased sales volume.
Net sales from Asia Pacific Fibre Cement for the quarter increased 4% from US$76.1 million to US$78.9 million due to favourable currency exchange rate movements and a higher average net sales price, partially offset by a reduction in sales volume. For the half year, net sales from Asia Pacific Fibre Cement increased 10% from US$147.3 million to US$162.2 million due to favourable currency exchange rate movements.
USA and Europe Fibre Cement
Quarter
Net sales decreased 16% from US$314.0 million in the second quarter of the prior fiscal year to US$263.0 million due to decreased sales volume partially offset by a higher average net sales price.
Sales volume decreased 17% from 520.1 million square feet to 429.9 million square feet, primarily due to weaker demand for the company’s products in the US caused by continuing weakness in housing construction activity and deteriorating economic conditions.
The average net sales price increased 1% from US$604 per thousand square feet to US$612 per thousand square feet due to price increases during the quarter.
As announced on 22 May 2008, the company has closed the USA Hardie Pipe business. An insignificant amount of sales related to this business were recorded in the quarter.
Half Year
Net sales decreased 18% from US$667.2 million to US$544.7 million due to decreased sales volume.
Sales volume decreased 19% from 1,104.6 million square feet to 898.4 million square feet, primarily due to weaker demand for the company’s products in the US caused by continuing weakness in housing construction activity and deteriorating economic conditions. Although indicators are suggesting improvements in housing affordability, limited availability of mortgage credit for prospective home buyers and lack of consumer confidence is restricting demand.
The average net sales price increased slightly from US$604 per thousand square feet to US$606 per thousand square feet.
Discussion
Sales in our USA Fibre Cement business continued to be significantly affected by the ongoing weakness in the US housing market, where housing starts fell 35% in the second quarter compared to the same period last year.
Housing starts in both the single-family and multi-family sectors were down for the quarter and building permits continued to decline in the period. Repair and remodeling activity continued to decline but it has not been affected to the same extent as the new construction segment of the housing market.

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY09	2

Sales of exterior and interior products declined as sales were lower across all divisions and in each key region with the exceptions of Canada and the Midwest. The decrease in repair and remodeling activity has led to sales of our interior products being lower compared to the same period last year.
The business continued to focus on its strategy of aggressively growing demand for fibre cement and leveraging its technology to offer differentiated products with superior value. Products featuring ColorPlus® technology increased as a percentage of total exterior sales in the second quarter, compared to the same quarter in the prior year.
Asia Pacific Fibre Cement
Quarter
Net sales for the quarter increased 4% from US$76.1 million to US$78.9 million. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for a 5% increase in US dollar net sales, partially offset by a 1% decrease in the underlying Australian dollar business results. In Australian dollars, net sales decreased 1% due to a 2% decrease in sales volume partially offset by a 1% increase in average net sales price.
Half Year
Net sales for the half year increased 10% from US$147.3 million to US$162.2 million. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 9% of this increase, while the underlying Australian dollar business results accounted for the remaining 1% increase. In Australian dollars, net sales increased 1% due to a 1% increase in sales volume and a slightly higher average net sales price.
Discussion
The Australian business continued to outperform the overall market downturn in the second quarter. The Australian Bureau of Statistics (ABS) reported residential construction activity fell 5.1% in August on a seasonally-adjusted basis compared to last year. Housing affordability remains low due to a lack of consumer confidence, high interest rates, higher fuel prices, general global pressures and increased government taxes and charges.
Sales of ScyonTM products continued to build momentum. ScyonTM sales, as a percentage of total sales volume of the Australian business, continued to grow. Market pricing of flat sheet continued to decline due to low priced imports and competitor activity.
In New Zealand, residential construction softened further in the quarter with total residential building consents down 20% compared to the same period last year. Despite the market situation, the New Zealand business is still outperforming the housing market, driven primarily by the market penetration it achieved through its unique product range.
In the Philippines, sales volumes and revenue declined in local currency compared to the same quarter last year as a result of a reduction in export sales and a decline in the volume of higher-priced products in the sales mix.

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY09	3

Gross Profit
Quarter
Gross profit decreased 18% from US$138.8 million to US$113.2 million. The gross profit margin decreased 2.5 percentage points from 35.6% to 33.1%.
USA and Europe Fibre Cement gross profit decreased 23% compared to the same quarter last year due to lower sales volume, higher freight costs and higher average unit costs, partially offset by a higher average net sales price. The gross profit margin of the USA and Europe Fibre Cement business decreased by 2.7 percentage points.
Asia Pacific Fibre Cement gross profit increased 1% compared to the same period last year. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for a 5% increase which was partially offset by a 4% decrease in the underlying Australian dollar business results. The gross profit margin of the Asia Pacific Fibre Cement business decreased by 0.7 percentage points. In Australian dollars, gross profit decreased 4% primarily due to reduced gross profit performance in the New Zealand and Philippines’ businesses driven by lower sales volumes.
Half Year
Gross profit decreased 22% from US$305.7 million to US$237.2 million. The gross profit margin decreased 3.9 percentage points from 37.5% to 33.6%.
USA and Europe Fibre Cement gross profit decreased 28% compared to the same period last year due to lower sales volume, higher freight costs and higher average unit costs. The gross profit margin of the USA and Europe Fibre Cement business decreased by 4.8 percentage points.
Asia Pacific Fibre Cement gross profit increased 13% compared to the same period last year. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 10% of this increase, while the underlying Australian dollar business results accounted for the remaining 3% increase. The gross profit margin of the Asia Pacific Fibre Cement business increased by 0.8 percentage points. In Australian dollars, gross profit increased 3% as a result of a change in product mix and improved raw material cost management.
Selling, General and Administrative (SG&A) Expenses
SG&A expenses decreased 6% for the quarter, from US$58.1 million to US$54.7 million. The decrease was primarily due to the lower SG&A spending in the USA and Europe Fibre Cement and Asia Pacific Fibre Cement segments, partially offset by higher general corporate costs. As a percentage of sales, SG&A expenses increased 1.1 percentage points to 16.0%.
For the half year, SG&A expenses decreased 5% from US$113.6 million to US$108.0 million, primarily due to lower SG&A spending in the USA and Europe Fibre Cement segment. As a percentage of sales, SG&A expenses increased 1.4 percentage points to 15.3%.
SG&A expenses for the quarter and half year include non-claims handling related operating expenses of the Asbestos Injuries Compensation Fund (AICF) of US$0.3 million and US$0.9 million, respectively.
ASIC Proceedings
In February 2007, the Australian Securities and Investments Commission (ASIC) commenced civil proceedings against JHI NV, a former subsidiary and ten then-present or former officers and directors of the James Hardie group. The civil proceedings concern alleged contraventions of certain provisions of the Corporations Act/Law connected with the affairs of the company and certain subsidiaries during the period February 2001 to June 2003.

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY09	4

ASIC had previously sought an order that the company execute a deed of indemnity in favour of ABN 60 providing that the company indemnify ABN 60 for an amount up to a maximum of A$1.9 billion, for such amount as ABN 60, or its directors, considered, after giving careful consideration, was necessary to ensure that ABN 60 was able to pay its debts, as and when they fell due, and for such amount as ABN 60, or its directors, reasonably believed was necessary to ensure that ABN 60 remained solvent. As disclosed by the company on 4 September 2008, ASIC has withdrawn this part of its claim against the company.
ASIC had previously indicated that its investigations into other related matters continued and may result in further actions, both civil and criminal. However, on 5 September 2008 ASIC stated that ASIC’s investigations and the Commonwealth Director of Public Prosecution’s consideration were complete and that no criminal proceedings were proposed.
The hearing of the proceedings in the Supreme Court of New South Wales commenced on 29 September 2008 before his Honour Justice Gzell. The company presently estimates that the hearing will be completed by the end of fiscal year 2009, but that it is expected that his Honour may reserve his decision.
For the three and six months ended 30 September 2008, the company has incurred legal costs related to the defence costs described above, noted as ASIC expenses, of US$5.0 million and US$6.5 million, respectively. For the three and six months ended 30 September 2007, the company incurred ASIC expenses of US$1.9 million and US$3.1 million, respectively.
There remains considerable uncertainty surrounding the likely outcome of the ASIC proceedings in the longer term and there is a possibility that the company could become responsible for other amounts in addition to the defence costs. However, at this stage, the company believes that although such amounts are reasonably possible, the amounts, or range of such amounts, are not estimable and, accordingly, as of 30 September 2008, the company has not recorded any related reserves.
Readers are referred to Note 10 of the company’s 30 September 2008 Condensed Consolidated Financial Statements for further information on the ASIC Proceedings.
Research and Development Expenses
Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 7% higher for the quarter at US$4.8 million and 13% higher for the half year at US$9.6 million.
Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 12% lower for the quarter at US$2.3 million and 2% lower for the half year at US$4.8 million.
Asbestos Adjustments
The asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended Final Funding Agreement (Amended FFA) that was signed with the NSW Government on 21 November 2006 and approved by the company’s security holders on 7 February 2007.
The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore the reported value of these asbestos-related assets and liabilities in the company’s consolidated balance sheets in US dollars is subject to adjustment, with a corresponding effect on the company’s consolidated statement of operations, depending on the closing exchange rate between the two currencies at the balance sheet date.

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY09	5

The asbestos adjustments for the quarter and half year ended 30 September 2008 are as follows:

US$ Millions	Q2 FY09	Q2 FY08	HY FY 2009	HY FY 2008

Effect of foreign exchange movements	140.8	(27.0)	$100.3	$(60.2)
Other adjustments	—	(1.9)	—	1.2

Asbestos adjustments	$140.8	$(28.9)	$100.3	$(59.0)

Readers are referred to Note 9 of the company’s 30 September 2008 Condensed Consolidated Financial Statements for further information on the asbestos adjustments.
EBIT
EBIT for the quarter increased from US$44.7 million to US$192.2 million. EBIT for the quarter includes net favourable asbestos adjustments of US$140.8 million and AICF SG&A expenses of US$0.3 million. For the same period in the prior year, EBIT included net unfavourable asbestos adjustments of US$28.9 million and AICF SG&A expenses of US$1.1 million, as shown in the table below.
EBIT for the half year increased from US$119.7 million for the same period last year to US$215.1 million for the current period. EBIT for the half year includes net favourable asbestos adjustments of US$100.3 million and AICF SG&A expenses of US$0.9 million. For the same period in the prior year, EBIT included net unfavourable asbestos adjustments of US$59.0 million and AICF SG&A expenses of US$1.7 million, as shown in the table below.

	Three Months and First Half Year Ended 30 September
			%			%
EBIT - US$ Millions	Q2 FY09	Q2 FY08	Change	HY FY 2009	HY FY 2008	Change
USA and Europe Fibre Cement	$61.1	$82.4	(26)	$126.7	$195.5	(35)
Asia Pacific Fibre Cement	14.1	12.4	14	29.9	24.8	21
Research & Development	(5.0)	(4.8)	(4)	(10.0)	(8.9)	(12)
General Corporate	(18.5)	(15.3)	(21)	(30.9)	(31.0)	—
Asbestos adjustments	140.8	(28.9)	—	100.3	(59.0)	—
AICF SG&A expenses	(0.3)	(1.1)	73	(0.9)	(1.7)	47

EBIT	192.2	44.7	—	215.1	119.7	80

Excluding:

Asbestos:
Asbestos adjustments	(140.8)	28.9	—	(100.3)	59.0	—
AICF SG&A expenses	0.3	1.1	(73)	0.9	1.7	(47)
ASIC expenses	5.0	1.9	—	6.5	3.1	—

EBIT excluding asbestos and ASIC expenses	$56.7	$76.6	(26)	$122.2	$183.5	(33)
Net sales	$341.9	$390.1	(12)	$706.9	$814.5	(13)
EBIT margin excluding asbestos and ASIC expenses	16.6%	19.6%		17.3%	22.5%

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY09	6

USA and Europe Fibre Cement EBIT
USA and Europe Fibre Cement EBIT decreased 26% from US$82.4 million to US$61.1 million for the quarter, and decreased 35% from US$195.5 million to US$126.7 million for the half year. These decreases were primarily due to reduced gross profit performance in the US, which resulted from lower sales volume, higher freight costs and higher average unit manufacturing costs. The higher average unit manufacturing costs were the result of fixed costs being absorbed over reduced volume. The USA and Europe Fibre Cement EBIT margin was 3.0 percentage points lower at 23.3% for the quarter and was 6.0 percentage points lower at 23.2% for the half year.
As announced on 22 May 2008, the company has closed the USA Hardie Pipe business. A small EBIT loss related to that business was recorded in the quarter.
Asia Pacific Fibre Cement EBIT
Asia Pacific Fibre Cement EBIT for the quarter increased 14% from US$12.4 million to US$14.1 million. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for a 23% increase which was partially offset by a 9% decrease of the underlying Australian dollar business results. In Australian dollars, Asia Pacific Fibre Cement EBIT for the quarter decreased 9% due to a lower gross margin performance and higher SG&A expenses. The EBIT margin was 1.6 percentage points higher at 17.9%.
Asia Pacific Fibre Cement EBIT for the half year increased 21% from US$24.8 million to US$29.9 million. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 20% of this increase, while the underlying Australian dollar business results accounted for the remaining 1% increase. In Australian dollars, Asia Pacific Fibre Cement EBIT for the half year increased 1% due to an improved gross margin performance, partially offset by increased SG&A expenses. The EBIT margin was 1.6 percentage points higher at 18.4%.
General Corporate Costs
General corporate costs for the quarter increased by US$3.2 million from US$15.3 million to US$18.5 million, primarily due to increased costs associated with the ASIC proceedings and higher average exchange rates against the US$ than in the prior corresponding quarter adversely impacting the high proportion of corporate costs incurred in euros and Australian dollars.
For the half year, general corporate costs decreased by US$0.1 million from US$31.0 million to US$30.9 million. For the half year, there was a large decrease due to warranty provisions relating to non-US activities of nil compared to US$4.0 million for the same period last year, which was almost entirely offset by higher costs associated with the ASIC expenses and the adverse impact of foreign exchange rate movements on the high proportion of corporate costs incurred in euros and Australian dollars, when translated into US dollars.
Net Interest Income (Expense)
Net interest income for the quarter decreased from US$2.0 million in the prior corresponding quarter to US$0.3 million this quarter. The decrease was due to interest expense remaining relatively flat while interest income decreased due to lower average cash balances and lower interest rates.
For the half year, net interest moved from income of US$2.5 million in the prior year to an expense of US$0.8 million. The movement was primarily due to the higher level of net debt during the half year compared to the same period in the prior fiscal year and a reduction in the amount of interest income earned by the AICF due to lower average investment and cash balances held.

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY09	7

Income Tax
Income Tax Expense
Income tax expense for the quarter increased from US$27.6 million to US$39.0 million. For the half year, income tax expense decreased from US$64.0 million to US$59.4 million. The company’s effective tax rate on earnings excluding asbestos and tax adjustments was 37.6% for the half year compared to 34.7% for the comparable period in the prior year.
Tax adjustments
The company recorded unfavourable tax adjustments of US$20.5 million and US$17.4 million for the quarter and half year, respectively, compared to US$0.8 million and US$1.6 million for the quarter and half year in the prior fiscal year, respectively. The tax adjustments made in fiscal years 2009 and 2008 relate to adjustments made in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48) under US Generally Accepted Accounting Principles.
ATO – 2002 Tax Audit
The ATO is auditing the company’s Australian income tax returns for the years ended 31 March, 2002 and 31 March, 2004 through 31 March 2006.
On 8 August 2008, the Federal Court of Australia (Federal Court) made orders providing for the reinstatement of the company’s former wholly-owned subsidiary James Hardie Australia Finance Pty Limited (JHAF) to the register of companies and appointing Max Donnelly of Ferrier Hodgson as the new liquidator of JHAF. JHAF was deregistered on 23 August 2005 following a voluntary winding up. The company understands that the reinstatement of JHAF is a necessary pre-requisite to the ATO issuing an amended assessment in respect of one of the issues that has been the focus of the ATO’s inquiries during the tax audit of fiscal year 2002.
The company is considering its position with respect to the merits of the potential amended assessment and any obligations of JHAF to the ATO given its prior winding up.
ATO – 1999 Disputed Amended Assessment
As announced on 22 March 2006, RCI Pty Ltd (RCI), a wholly owned subsidiary of the company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936.
On 30 May 2007, the ATO issued a Notice of Decision disallowing the company’s objection to the amended assessment. On 11 July 2007, the company filed an application appealing the Objection Decision with the Federal Court of Australia. The hearing date for RCI’s trial scheduled to commence on 8 December 2008 has been vacated by Court Order and is currently scheduled to be heard no later than September 2009.
Internal Revenue Service (IRS) — Notice of Proposed Adjustment (NOPA)
On 23 June 2008, the company announced that the IRS had issued it with a NOPA that concludes that the company does not satisfy the United States – Netherlands Treaty Limitations on Benefits (LOB) provision applicable from early 2006 and that accordingly it is not entitled to beneficial withholding tax rates on payments from the company’s United States subsidiaries to its Netherlands companies.
The company does not agree with the conclusions reached by the IRS, and the company intends to contest the IRS’ findings through the continuing audit process and, if necessary, through subsequent administrative appeals and possibly litigation. If the IRS position ultimately were to prevail, the

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY09	8

company would be liable for a 30% withholding tax on dividend, interest and royalty payments made any time on or after 1 February 2006 by the company’s US subsidiaries to JHI NV or the company’s Dutch finance subsidiary.
The company filed a formal protest on 18 August 2008 to exercise its rights to an impartial hearing before the Appeals Division of the IRS.
Readers are referred to Note 12 of the company’s 30 September 2008 Condensed Consolidated Financial Statements for further information on income taxes and income tax related issues.
Net Operating Profit
Net operating profit for the quarter increased from US$19.1 million to US$153.5 million. Net operating profit excluding asbestos, ASIC expenses and tax adjustments decreased 26% from US$49.2 million to US$36.2 million as shown in the table below.
For the half year, net operating profit increased from US$58.2 million to US$154.9 million. Net operating profit excluding asbestos, ASIC expenses and tax adjustments decreased 36% from US$119.8 million to US$76.2 million as shown in the table below.

	Three Months and First Half Year Ended 30 September
Net Operating Profit - US$ millions	Q2 FY09	Q2 FY08	% Change	HY FY 2009	HY FY 2008	% Change

Net operating profit	$153.5	$19.1	—	$154.9	$58.2	—

Excluding:
Asbestos:
Asbestos adjustments	(140.8)	28.9	—	(100.3)	59.0	—
Tax expense related to asbestos adjustments	—	—	—	—	0.4	—
AICF SG&A expenses	0.3	1.1	(73)	0.9	1.7	(47)
AICF interest income	(2.3)	(2.6)	12	(3.2)	(4.2)	24
ASIC expenses	5.0	1.9	—	6.5	3.1	—
Tax adjustments	20.5	0.8	—	17.4	1.6	—

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$36.2	$49.2	(26)	$76.2	$119.8	(36)

Liquidity and Capital Resources
The company has historically met its working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment, and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity. The company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next 12 months based on its existing cash balances and anticipated operating cash flows arising during the year. The company anticipates that any additional requirements will be met from existing cash, unutilised committed facilities, anticipated future net operating cash flows and proposed new facilities.
Excluding restricted cash, the company had cash and cash equivalents of US$91.9 million as of 30 September 2008. At that date, it also had credit facilities totalling US$490.0 million, of which US$266.2 million was drawn. The credit facilities are all uncollateralised and consist of the following:

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY09	9

	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn
(US$ millions)
364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2008	3.48%	$55.0	$50.0

364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2009	3.49%	55.0	54.7

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	3.80%	245.0	151.5

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	3.49%	45.0	10.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	—	90.0	—

Total		$490.0	$266.2

Our credit facilities as of 30 September 2008 consist of 364-day facilities in the amount of US$55.0 million which as of 30 September 2008, mature in December 2008. We requested extensions of the maturity date of such credit facilities to June 2009. However, we declined to extend US$41.7 million of the facilities due to proposed terms that we deemed unacceptable. We are continuing to negotiate terms on the remaining US$13.3 million of facilities.
In November 2008, we agreed to terms on a new 364-day facility for US$50.0 million. This facility became available to us in November 2008 and matures in November 2009.
At 30 September 2008, the company had net debt of US$174.3 million, a reduction of US$54.8 million from net debt of US$229.1 million at 31 March 2008. The weighted average remaining term of the total credit facilities of US$490.0 million at 30 September 2008 was 2.0 years.
In July 2006, pursuant to an agreement negotiated with the ATO and in accordance with the ATO Receivables Policy, the company made a payment of A$184.0 million (US$147.4 million) along with the provision of a guarantee from JHI NV in favour of the ATO for the unpaid balance of the 1999 amended assessment issued to RCI. The company has also agreed to pay general interest charges (GIC) accruing on the unpaid balance of the assessment in arrears on a quarterly basis. Even if the company is ultimately successful in its appeal and the cash deposit is refunded, the procedural requirement to post a cash deposit and pay ongoing payments of accruing GIC pending the outcome of the appeal could materially and adversely affect the company’s financial position and liquidity in the intervening period. See “ATO — 1999 Disputed Amended Assessment” above for further information on the ATO amended assessment.
If the company is unable to extend its credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and will have to reduce its levels of planned capital expenditures, reduce or eliminate dividend payments or take other measures to conserve cash in order to meet its future cash flow requirements. The company anticipates being able to meet its future payment obligations for the next 12 months from existing cash, unutilised committed facilities, anticipated future net operating cash flows and proposed new facilities.

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY09	10

Cash Flow
Operating cash flow for the half year ended 30 September 2008 decreased from US$231.0 million to US$93.3 million. The decrease was driven primarily by the reduced contribution from the USA and Europe Fibre Cement business and a quarterly installment payment to the AICF.
Capital expenditures for the purchase of property, plant and equipment for the half year ended 30 September 2008 decreased from US$24.2 million to US$9.4 million. The company anticipates capital expenditures throughout fiscal year 2009 to be lower compared to the previous fiscal year.
US Business — Organisational/Structural Changes
As previously announced on 4 November 2008, the company suspended production at the Fontana, California, and Summerville, South Carolina, plants. Due to these suspensions and the continued deterioration in the US housing market, the company has changed its structure since the end of the quarter.
The company will now conduct its US operations with two geographic divisions, rather than the previous three.
Brian Holte continues as Vice President — General Manager of the Western Division, which now includes the Canadian business. Nigel Rigby is now Vice President of the newly-formed Eastern Division, which incorporates the former Northern Division and Southern Division markets and plants.
END
Media/Analyst Enquiries:
Peter Baker
Executive Vice President — Asia Pacific

Telephone:	+61 2 8274 5239

Email:	media@jameshardie.com.au

Facsimile:	+61 2 8274 5218
This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including a Media Release, a Management Presentation and a Financial Report.
These documents, along with a webcast of the presentation on 17 November 2008, are available from the Investor Relations area of the James Hardie website at www.jameshardie.com
The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult that section of its website regularly.
The company lodged its annual filing for the year ended 31 March 2008 with the SEC on 8 July 2008.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY09	11

Definitions
Financial Measures — US GAAP equivalents
EBIT and EBIT margin — EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit — is equivalent to the US GAAP measure of income.
Net operating profit — is equivalent to the US GAAP measure of net income.
Sales Volumes
mmsf — million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf — thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio — Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover — EBIT divided by net interest expense.
Net interest paid cover — EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback — Net debt (cash) divided by cash flow from operations.
Net debt (cash) — short-term and long-term debt less cash and cash equivalents.

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY09	12

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos and ASIC expenses — EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

EBIT	$192.2	$44.7	$215.1	$119.7

Asbestos:
Asbestos adjustments	(140.8)	28.9	(100.3)	59.0
AICF SG&A expenses	0.3	1.1	0.9	1.7

ASIC expenses	5.0	1.9	6.5	3.1

EBIT excluding asbestos and ASIC expenses	56.7	76.6	122.2	183.5

Net Sales	$341.9	$390.1	$706.9	$814.5

EBIT margin excluding asbestos and ASIC expenses	16.6%	19.6%	17.3%	22.5%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments — Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

Net operating profit	$153.5	$19.1	$154.9	$58.2

Asbestos:
Asbestos adjustments	(140.8)	28.9	(100.3)	59.0
AICF SG&A expenses	0.3	1.1	0.9	1.7
AICF interest income	(2.3)	(2.6)	(3.2)	(4.2)
Tax expense related to asbestos adjustments	—	—	—	0.4

ASIC expenses	5.0	1.9	6.5	3.1

Tax adjustments	20.5	0.8	17.4	1.6

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$36.2	$49.2	$76.2	$119.8

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY09	13

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments — Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$36.2	$49.2	$76.2	$119.8
Weighted average common shares outstanding — Diluted (millions)	433.0	468.3	433.1	468.5

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	8.4	11.0	17.6	25.6

Effective tax rate excluding asbestos and tax adjustments - Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

Operating profit before income taxes	$192.5	$46.7	$214.3	$122.2

Asbestos:
Asbestos adjustments	(140.8)	28.9	(100.3)	59.0
AICF SG&A expenses	0.3	1.1	0.9	1.7
AICF interest income	(2.3)	(2.6)	(3.2)	(4.2)

Operating profit before income taxes excluding asbestos	$49.7	$74.1	$111.7	$178.7

Income tax expense	(39.0)	(27.6)	(59.4)	(64.0)

Asbestos:
Tax expense related to asbestos adjustments	—	—	—	0.4

Tax adjustments	20.5	0.8	17.4	1.6

Income tax expense excluding asbestos and tax adjustments	(18.5)	(26.8)	(42.0)	(62.0)

Effective tax rate excluding asbestos and tax adjustments	37.2%	36.2%	37.6%	34.7%

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY09	14

EBITDA — is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q2	Q2	HY	HY
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

EBIT	$192.2	$44.7	$215.1	$119.7

Depreciation and amortisation	14.6	13.5	28.6	27.7

EBITDA	$206.8	$58.2	$243.7	$147.4

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY09	15

Supplemental Financial Information
James Hardie’s management measures its operating performance and analyses year-over-year changes in operating results with and without the effect of the net Amended FFA liability recorded in the fourth quarter of fiscal year 2006 and believes that security holders will do the same.
As set forth in Note 9 of the 30 September 2008 Condensed Consolidated Financial Statements, the net Amended FFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. It has no relation to the results of the company’s operations. Accordingly, management believes that the following information is useful to it and investors in evaluating ongoing operating financial performance.
The following tables are considered non-GAAP and are not intended to be used or viewed in any respect as substitutes for the company’s GAAP consolidated financial statements. These non-GAAP measures should only be viewed as a supplement to reported GAAP financial statements, and, in all cases, the corresponding GAAP amounts are shown on the same line as the non-GAAP measure, to avoid any possible confusion.
The following tables should be read in conjunction with JHI NV’s financial statements and related notes contained in the company’s 30 September 2008 Condensed Consolidated Financial Statements.

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY09	16

James Hardie Industries N.V.
Consolidated Balance Sheet
30 September 2008
(unaudited)

	Total Fibre Cement
	Operations- excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

ASSETS
Current assets
Cash and cash equivalents	$268.9	$(177.0)	$91.9
Restricted cash and cash equivalents	5.2	—	5.2
Restricted cash and cash equivalents — Asbestos	—	21.9	21.9
Restricted short-term investments — Asbestos	—	66.7	66.7
Accounts and notes receivable, net of allowance for doubtful accounts of $1.7 million	124.8	0.1	124.9
Inventories	152.4	—	152.4
Prepaid expenses and other current assets	43.1	0.3	43.4
Insurance receivable — Asbestos	—	12.3	12.3
Workers’ compensation — Asbestos	—	6.0	6.0
Deferred income taxes	15.6	—	15.6
Deferred income taxes — Asbestos	—	15.8	15.8

Total current assets	610.0	(53.9)	556.1
Property, plant and equipment, net	722.4	0.8	723.2
Insurance receivable — Asbestos	—	162.5	162.5
Workers’ compensation — Asbestos	—	68.6	68.6
Deferred income taxes	5.8	—	5.8
Deferred income taxes — Asbestos	—	334.7	334.7
Deposit with Australian Taxation Office	191.6	—	191.6
Other assets	1.2	—	1.2

Total assets	$1,531.0	$512.7	$2,043.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$108.2	$0.8	$109.0
Short-term debt	104.7	—	104.7
Accrued payroll and employee benefits	32.6	0.2	32.8
Accrued product warranties	7.9	—	7.9
Income taxes payable	35.1	(22.2)	12.9
Asbestos liability	—	68.7	68.7
Workers’ compensation — Asbestos	—	6.0	6.0
Other liabilities	137.2	—	137.2

Total current liabilities	425.7	53.5	479.2
Long-term debt	161.5	—	161.5
Deferred income taxes	87.4	—	87.4
Accrued product warranties	12.5	—	12.5
Asbestos liability	—	1,265.9	1,265.9
Workers’ compensation — Asbestos	—	68.6	68.6
Other liabilities	82.1	2.9	85.0

Total liabilities	769.2	1,390.9	2,160.1

Commitments and contingencies
Shareholders’ equity (deficit)
Common stock	219.7	—	219.7
Additional paid-in capital	22.6	—	22.6
Retained earnings (accumulated deficit)	538.2	(872.4)	(334.2)
Common stock in treasury	(4.0)	—	(4.0)
Accumulated other comprehensive income	(14.7)	(5.8)	(20.5)

Total shareholders’ equity (deficit)	761.8	(878.2)	(116.4)

Total liabilities and shareholders’ equity (deficit)	$1,531.0	$512.7	$2,043.7

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY09	17

James Hardie Industries N.V.
Consolidated Statement of Operations
For the six months ended 30 September 2008
(unaudited)

	Total Fibre
	Cement
	Operations-
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

Net Sales	706.9	—	706.9
Cost of goods sold	(469.7)	—	(469.7)

Gross profit	237.2	—	237.2
Selling, general and administrative expenses	(107.1)	(0.9)	(108.0)
Research and development expenses	(14.4)	—	(14.4)
Asbestos adjustments	—	100.3	100.3

EBIT	115.7	99.4	215.1
Net Interest (expense) income	(4.0)	3.2	(0.8)

Operating profit before income taxes	111.7	102.6	214.3
Income tax expense	(59.4)	—	(59.4)

Net Operating Profit	$52.3	$102.6	$154.9

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY09	18

James Hardie Industries N.V.
Consolidated Statement of Cash Flows
For the six months ended 30 September 2008
(unaudited)

	Total Fibre
	Cement
	Operations -
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

Cash Flows from Operating Activities

Net Income	$52.3	$102.6	$154.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	28.6	—	28.6
Deferred income taxes	2.9	—	2.9
Prepaid pension cost	0.4	—	0.4
Stock-based compensation	3.6	—	3.6
Asbestos adjustments	—	(100.3)	(100.3)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	(0.2)	38.7	38.5
Payment to the AICF	—	(27.4)	(27.4)
Accounts and notes receivable	(2.8)	0.3	(2.5)
Inventories	21.7	—	21.7
Prepaid expenses and other current assets	(16.2)	(0.2)	(16.4)
Insurance receivable — Asbestos	—	8.3	8.3
Accounts payable and accrued liabilities	6.4	(0.5)	5.9
Asbestos liability	—	(48.9)	(48.9)
Deposit with Australian Taxation Office	(13.5)	—	(13.5)
Other accrued liabilities and other liabilities	37.5	—	37.5

Net cash provided by operating activities	$120.7	$(27.4)	$93.3

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(9.4)	—	(9.4)

Net cash used in investing activities	$(9.4)	$—	$(9.4)

Cash Flows from Financing Activities
Proceeds from short term borrowings	14.7	—	14.7
Repayments of long term borrowings	(13.0)	—	(13.0)
Proceeds from issuance of shares	0.1	—	0.1
Dividends paid	(34.6)	—	(34.6)

Net cash provided by financing activities	$(32.8)	$—	$(32.8)

Effects of exchange rate changes on cash	5.4	—	5.4

Net increase in cash and cash equivalents	83.9	(27.4)	56.5
Cash and cash equivalents at beginning of period	35.4	—	35.4

Cash and cash equivalents at end of period	$119.3	$(27.4)	$91.9

Components of Cash and Cash Equivalents
Cash at bank and on hand	77.4	(27.4)	50.0
Short-term deposits	41.9	—	41.9

Cash and cash equivalents at end of period	$119.3	$(27.4)	$91.9

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY09	19

Disclaimer
This Management’s Analysis of Results contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	statements regarding tax liabilities and related audits and proceedings;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission;

•	expectations concerning indemnification obligations;

•	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

•	expectations that our credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	projections of our results of operations or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of our Form 20-F filed on 8 July 2008 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of customers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; and the effect of natural disasters and changes in our key management personnel. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY09	20